Mail Stop 3-8


								May 19, 2005


By Facsimile and U.S. Mail

David E. Meador
Executive Vice President and Chief Financial Officer
Michigan Consolidated Gas Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

		RE:	Michigan Consolidated Gas Company
			Registration Statement on Form S-3
			Filed on April 19, 2005
			File No. 333-124169

			Form 10-K for the fiscal year ended December 31,
2004
			Filed on March 15, 2005
			File No. 1-7310

			Form 10-Q for the quarter ended March 31, 2005
			Filed on May 10, 2005
			File No. 1-7310

Dear Mr. Meador:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
FORM S-3 FILED APRIL 19, 2005

Where You Can Find More Information, page 22

1. Please incorporate by reference your Form 10-Q for the period ended March 31, 2005. See Rule 3-12 of Regulation S-X.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General

2. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Intangible Assets, Including Software Costs, page 25

3. We note that your intangible assets consist primarily of software which was internally-developed as well as purchased for use in your business. For the software you developed yourself, please supplementally tell us how you considered SOP 98-1 in the capitalization of software costs. Please ensure that your response includes the stage of software development, the anticipated service date, the eventual use of the software, and how the type of costs incurred qualifies for capitalization under this standard.

4. Please disclose the weighted-average amortization periods of your intangible assets. See paragraph 44(a)(3) of SFAS 142.

Note 3 - Regulatory Matters

Regulatory Assets and Liabilities, page 27

5. We note you recorded a $29 million regulatory asset for probable recoverable environmental costs. We assume the difference between the asset and reserve of $22 million, shown on Schedule II, represents expended amounts. If otherwise, please explain and reconcile the two amounts.

6. Please help us better understand the specific circumstances that gave rise to the recognition of a regulatory asset with respect to the $26 million of unbilled revenues disallowed in April 2005. Tell us how you determined that such amounts were probable of recovery as of each reporting date. We are particularly interested to understand how the existence of the March 2003 disallowance of the $26.5 million of gas cost recovery expenses impacted your assessment of the probability of recovery of the $26 million asset, if at all.
Also, with respect to your assessment of probability of recovery, please tell us what consideration was given to the proposal of an MPSC administrative law judge to disallow the $26 million asset prior to the final MPSC rate order.

7. Tell us the specific circumstances that gave rise to the $26.5 million disallowance of gas costs recovered in 2001. Tell us how you determined that it was appropriate and consistent with the MPSC GCR mechanism to bill these costs to ratepayers at the amount billed. It appears from your disclosure that the revenues recorded exceeded the
LIFO inventory cost recognized. We assume you reflected the collection of such costs as revenues in 2001 and subsequently reversed the revenues in 2002 upon resolution of GCR reconciliation process. Please advise.


FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2005

Gas Cost Recovery Proceedings, page 15

8. Supplementally provide to us a roll forward of regulatory assets and regulatory liabilities, showing the impact of the final rate order. Based on the nominal change in Accrued gas cost recovery revenue and Regulatory assets from December 31, 2004 to March 31, 2005 we assume that additional assets were recognized during the first quarter that offset the impact of the disallowance of previously recognized assets as a result of the April 2005 rate order. Please advise.

************************************

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ta Tanisha Henderson, Staff Accountant, at
(202)
551-3322, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at
(202) 551-3214, or me at (202) 551-3720 with any other questions.

							Sincerely,



							H. Christopher Owings
							Assistant Director


cc:	Richard L. Harden, Esq.
	Hunton & Williams LLP
	Via Fax: (212) 309-1100
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Michigan Consolidated Gas Company
May 23, 2005
Page 1